UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date November 19, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CONNECTED TRANSACTION

On 16 November 2007, CEA Holding, the Company and East China Cares entered into the Equity Transfer Agreement pursuant to which the Company and East China Cares agreed to dispose of their entire equity interests in CEA Investment to CEA Holding.

Since CEA Holding is the controlling shareholder, and hence a connected person, of the Company, the Disposal constitutes a connected transaction of the Company under the Listing Rules. As the Disposal is on normal commercial terms and each of the applicable percentage ratios is less than2.5%, the Disposal is only subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

THE DISPOSAL

Equity Transfer Agreement

On 16 November 2007, CEA Holding (as the acquirer), the Company (as the seller) and East China Cares (as the seller) entered into the Equity Transfer Agreement pursuant to which the Company and East China Cares agreed to dispose of their entire equity interests in CEA Investment to CEA Holding.

Immediately following completion of the Disposal, CEA Investment will cease to be a subsidiary of the Group.

Parties and their relationship

The following chart sets forth the shareholding structure of CEA Investment prior to the Disposal:

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

The Group is principally engaged in the business of civil aviation.

East China Cares is principally engaged in the business of integration of computerised system, including the provision of computerised system for aviation, and related products for travellers in relation to the development of the computerised system for aviation.

Consideration and payment terms

Consideration

The considerations to be received by the Company and East China Cares for the disposal of 98.79% and 1.21% interests in CEA Investment are approximately RMB461.9 million and RMB5.66 million, respectively. The consideration is determined based on an open tender process conducted through SUAEE and is equivalent to the ask price by the Company and East China Cares, and the bid price submitted by CEA Holding. Based on the information released by SUAEE in connection with the tender, CEA Investment was valued at RMB467.57 million with reference to an independent valuation, conducted by CCAFM (an independent PRC qualified valuer), as at 31 May 2006.

As at 31 December 2006, the audited net asset value of CEA Investment was approximately RMB422 million. The audited net profit attributable to CEA Investment (both before and after taxation and extraordinary items) for the two financial years ended 31 December 2005 and 2006 were approximately RMB197,580 and RMB-790,320, respectively.

Payment terms

The acquisition price shall be payable by CEA Holding in cash within 5 business days from the Effective Date.

Conditions precedent

The Equity Transfer Agreement will become effective once it has been examined, verified and sealed by SUAEE, and a certificate of property right trading has been issued by SUAEE.

Reasons for and benefits of the Disposal

CEA Investment is principally engaged in the business of investment and other investment related consultation services. At present, CEA Investment has been involved in major projects including the long-term investment in Liuting Airport Company and the investment in CEA Swire Investment. In accordance with the current development and operation plan of Liuting Airport Company, no dividend is expected to be paid in the next three to five years.

The Company expects that there will be no material gain or loss from the Disposal. The Board believes that the Disposal will increase the Company’s cashflow and reduce the pressure towards its capital, lower the debt to asset ratio and further enhance the sustainable business operation of the Company. The proceeds of the Disposal will be used mainly for the purchase of aircraft so as to increase flight capacity and promotes the competitiveness of the Company’s brand name. In addition, the Company will focus its core operation on civil aviation business. Accordingly, all related ancillary services will be operated by CEA Holding.

Implications under the Listing Rules

Since CEA Holding is the controlling shareholder, and hence a connected person, of the Company, the Disposal constitutes a connected transaction of the Company under the Listing Rules.

Based on the relevant information disclosed above, the Directors (including the independent non-executive Directors) believe that the Disposal is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole.

As the Disposal is on normal commercial terms and each of the applicable percentage ratios is less than 2.5%, the Disposal is only subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	means the board of the Directors;

“CCAFM”	means 中華財務會計諮詢有限公司 (China Consultants of Accounting and Financial Management, Co. Ltd.), an independent PRC qualified valuer;

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital;

“CEA Investment”	means 上海東航投資有限公司 (China Eastern Air Investment Company Limited), a company incorporated in the PRC and owned as to 98.79% by the Company and 1.21% by East China Cares;

“CEA Swire Investment”
means 上海東航太古投資有限公司 (Shanghai Eastern Airlines Swire Investment Company Limited), a sino-foreign joint venture incorporated in the PRC and owned as to 50% by CEA Investment and 50% by Taikoo Investment Company Limited;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Directors”	means the directors of the Company;

“Disposal”
means the entering into by the Company and East China Cares of the Equity Transfer Agreement and all transactions, thereunder, details of which are set out under the paragraph headed “Disposal” included in this announcement;

“East China Cares”
means 上海民航華東凱亞系統集成有限公司 (East China Cares System Co., Ltd.), a company incorporated in the PRC with limited liability, and owned as to 41% by the Company, 41% by TravelSky Technology and 18% by Shanghai International Airport;

“Effective Date”	means the date of which the Equity Transfer Agreement becomes unconditional;

“Equity Transfer Agreement”
means the conditional equity transfer agreement dated 16 November 2007 entered into, among others, CEA Holding, the Company and East China Cares in connection with the disposal by the Company and East China Cares of their entire equity interests in CEA Investment;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Liuting Airport Company”	means 青島流亭國際機場有限責任公司 (Qingdao Liuting International Airport Company Limited), a company incorporated in the PRC with limited liability and CEA Investment holds 25% of its registered capital;

“percentage ratios”	has the meaning ascribed thereto under the Listing Rules;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Shanghai International Airport”	means 上海國際機場股份有限公司 (Shanghai International Airport Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“SUAEE”	means Shanghai United Assets and Equity Exchange;

“TravelSky Technology”	means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited), a joint stock limited company incorporated in the PRC whose H shares are listed on the Stock Exchange; and

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Li Fenghua
Chairman

The Directors, as at the date of this announcement, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)